SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒  Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐     No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

NEWS RELEASE
SIGNATURES

News Release

CNH Announces Tentative Decision to Close Foundry

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, IL (February 13, 2003) CNH Global N.V. (NYSE:CNH) today announced tentative plans to close its Racine-based foundry operations in May 2004. The decision would be in line with the company’s strategy to streamline its manufacturing operations and focus its attention on core activities. The company will be meeting with the union to discuss its plans.

In July 2000, CNH announced plans to reduce the number of its manufacturing facilities from 60, at the time of the merger of Case and New Holland, to 39 by the end of 2005. Included in that announcement was the sale of the foundry by the end of 2001. Exhaustive attempts to locate a buyer for the 90 year old iron foundry have been unsuccessful. The facility produces structural and center housing castings, castings for drive train components, axles, weights, and various small castings.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands

• CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com •

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback
Darlene M. Roback Assistant Secretary

February 14, 2003